UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 000-13355

ASM INTERNATIONAL N.V.

(Translation of registrant’s name into English)

JAN VAN EYCKLAAN 10

3723 BC BILTHOVEN

THE NETHERLANDS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and had not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

DESCRIPTION OF ASM INTERNATIONAL N.V. CAPITAL STOCK

Set forth below is a summary of some relevant provisions of our Articles of Association and Netherlands law in effect at the date of this report on Form 6-K. This summary does not purport to be complete and is qualified in its entirety by reference to the full Articles of Association. The full text of the Articles of Association is available, in Dutch and English, at our principal executive offices in Bilthoven, the Netherlands. In addition, the English translation of our Articles of Association has been filed as Exhibit 3.1 to our Form 6-K on November 6, 2001.

Our Object and Purpose

Our objective is to participate in, finance, cooperate with and to conduct the management of legal persons and other enterprises, particularly those enterprises whose objectives are to produce and trade in equipment, materials and components for the micro-electronic industry, including the acquisition, operation and alienation of intellectual property rights, the grant of security for debts of our group companies and the performance of everything connected to such objectives. You can find the full text of our object as described above in Article 2 of our Compiled Articles of Association, as amended, which are filed as Exhibit 3.1 to our Form 6-K filed on November 6, 2001.

Shares

As of February 24, 2005, our total authorized share capital consists of 110,000,000 common shares, €0.04 par value per share, 118,000 preference shares and 8,000 preferential financing shares, €40 par value per share of which 52,618,073 common shares and no preference or preferential financing shares were outstanding. There are currently no preference or preferential financing shares issued. All shares have one vote per par value €0.04, except for shares that we or our subsidiaries own, which have no voting rights. Common shares and preferential financing shares are issued only upon full payment for the shares.

Preference shares may be issued against partial payment of at least 25% of par value, subject to our right to demand payment of the remaining par value. Our management board must follow special rules established in the Articles of Association to issue and grant the right to subscribe for or to repurchase preference shares. Generally, these rules require that, if the management board has been authorized by the general meeting of shareholders to issue shares, subject to the approval of the supervisory board, and the management board issues preference shares, it must call a shareholders’ meeting within four weeks after the issuance to explain the motives for issuing preference shares, unless the motives were given at a prior shareholders’ meeting. However, the management board must receive prior consent of shareholders for any issuance of preference shares in the aggregate in excess of 100% of the aggregate par value of issued common shares. In addition, if the management board has issued preference shares without the prior consent of the general meeting of shareholders, it must convene a meeting within two years for the shareholders to act upon a proposal to repurchase or cancel the preference shares. If not accepted by the shareholders, this proposal must be submitted to the shareholders every two years thereafter.

Pursuant to the procedure in the Articles of Association, the management board provided the shareholders during the annual general meeting of shareholders held on May 28, 1997 with information regarding our grant to Stichting Continuïteit ASM International, or Stichting, of a right to acquire preference shares having a maximum aggregate par value of 50% of the aggregate par value of all common shares outstanding as of the date of exercise of such right. The object of Stichting is to own and vote our preference shares in order to maintain our continuity. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interests. In accordance with the applicable regulations of the Euronext Amsterdam stock exchange, Stichting is managed by majority vote of a five-person board, not more than two of which (Directors A) may be officers of ASMI and at least three of which (Directors B) must be independent from ASMI. Directors A are appointed by our management board, subject to approval of our supervisory board, from among our management and supervisory boards. Directors B must be independent from us and are appointed by the board of Stichting, subject to approval of our management board with the consent of the supervisory board.

Preferential financing shares are designed to allow us to finance equity with an instrument paying a dividend linked to government bonds without the dilutive effects of issuing additional common shares. As of the date of this report on Form 6-K, we anticipate that these shares will be issued, if at all, primarily to eligible corporate investors interested in the Netherlands participation exemption. The exemption allows certain corporate investors who own 5% or more of our capital to receive dividends and capital gains exempt from Netherlands corporate tax.

Preference and preferential financing shares are issued in registered form only and are subject to transfer restrictions. Essentially, a preference or preferential financing shareholder must obtain the approval of our supervisory board to transfer shares. If the approval is denied, the supervisory board will provide a list of acceptable prospective buyers who are willing to purchase the shares at a cash price to be fixed by consent of the supervisory board and seller within two months after the approval is denied. If the transfer is approved, the shareholder must complete the transfer within three months, at which time the approval expires.

The issuance of preference and preferential financing shares may have the effect of delaying, deferring or preventing a change of control of us without further action by the shareholders, may discourage bids for our common shares at a premium over the market price of the common shares and may adversely affect the market price and voting or other rights of the holders of common shares. At present, we have no plans to issue any of the preference or preferential financing shares.

Dividends

Dividends may be paid out of annual profits shown on our annual accounts, as adopted by our general meeting of shareholders, and/or out of existing reserves that are distributable in accordance with Netherlands law. At its discretion, however, subject to statutory provisions, our management board may, with prior approval of our supervisory board, distribute, in either shares or in cash, one or more interim dividends on shares before the annual accounts for any fiscal year have been adopted by the general meeting of shareholders, but only to the extent of our profits. Dividends may only be paid to the extent that our shareholders’ equity exceeds the amount of the paid up portion of our share capital, and also the portion of our share capital that has been called for payment by our management board, plus the reserves that may not be distributed. We have not previously paid dividends on our common shares. We intend to retain any earnings for use in the business and therefore do not anticipate paying any cash dividends on common shares in the foreseeable future.

Distributions and dividends must be made within 14 days of the date that we declare the distribution or dividend and, when certificates for the relevant shares have been issued, will be paid in the currency used in the country where our shares, with our consent, are traded on a stock exchange. The right to any dividends and cash distributions lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available and thereafter revert back to us.

Preference shareholders, if any, have a preferred right to any distribution from our profits over the other classes of shares. If we had a net loss for the year, the distribution on the preference shares would be charged to the reserves.

After any distribution to preference shareholders, we may pay a dividend to the preferential financing shareholders, if any. If the profits are insufficient to cover the dividend, we may charge the reserves. Such dividend must be equal to a percentage of the par value of the preferential financing shares plus any premium paid at subscription for those shares. The percentage must be related to the average effective return on Dutch government bonds with a weighted average remaining life of no more than ten years, as determined by our management board with approval of the supervisory board, which percentage is calculated as provided in our Articles of Association and increased or decreased by no more than three percent. After the life of the government bonds as aforesaid expires, the preferential financing dividend will be based on the current average effective return of government bonds of a weighted average remaining life of no more than ten years. If we withdraw or repurchase the preferential financing shares, it will make any distribution to the previous shareholders calculated on a pro-rata basis from the time of the last distribution.

Dividends on outstanding preference shares and on outstanding preferential financing shares are cumulative to the effect that if in any year no dividend is paid on preference shares, the dividend must be paid in the following year before any dividends are paid on preferential financing shares or common shares. In addition, if in any year no dividend is paid on preferential financing shares, the dividend must be paid in the following year after the dividend on preference shares but before the dividend on common shares. There are no preference shares and no preferential financing shares currently outstanding.

After any distributions have been made to any preference or preferential financing shareholders, our management board, with the approval of the supervisory board, may set aside part of the profits as reserves. Any amounts remaining thereafter are at the disposal of the general meeting of shareholders. These distributions on common shares may be made in cash, common shares, or a combination of both.

Shareholder Powers

Appointment of Supervisory Board and Management Board. The supervisory board nominates two candidates for each vacant seat on the supervisory board or management board, one of which the supervisory board recommends to the shareholders for appointment. The nomination of the recommended candidate is binding, and therefore the recommended candidate will be elected by the shareholders unless rejected by a vote of at least two-thirds of the number of shares properly voted at the meeting, provided that the shares voted to reject such binding nomination represent at least half of all issued and outstanding shares eligible to vote. If the recommended candidate is rejected, the second nominee will be appointed unless similarly rejected. The term of office of each member of the supervisory board is generally four years but can be shorter, and expires in the year he or she attains the age of 72. The terms are staggered and expire in different years. Members of the supervisory board can be re-elected twice. There is no term limitation for management board members.

Shareholders do not have cumulative voting rights. This means the shareholders controlling more than 50 percent of the voting power represented in person or by proxy and voting on the issue of election of directors at a general meeting have the power to elect all the directors, subject to the binding nomination rights of the supervisory board.

General meetings of shareholders. We hold our general meetings of shareholders at least once a year, not later than six months after the end of the fiscal year. Although we are exempt from certain of the SEC’s proxy rules under the Securities Exchange Act of 1934, as amended, we solicit proxies from our United States shareholders in connection with shareholders’ meetings.

Other general meetings of shareholders are held as often as deemed necessary by the supervisory board or the management board or if one or more shareholders or other persons entitled to attend the general meeting of shareholders jointly representing at least 10% of the issued share capital make a written request to that effect to the supervisory board or the management board specifying in detail the business to be dealt with.

Meetings of holders of preference and preferential financing shares may be held at their discretion or as called by the management or supervisory boards. These meetings permit the class of shareholders to decide issues that do not involve the other classes. Unanimous approval of all such shareholders is required at meetings for which prior notice of the time, place and subjects to be discussed has not been given. Preference and preferential financing shareholders may also take action without a meeting by unanimous written consent in favor of a proposal, if the management and supervisory boards have been given the opportunity to give advice about the proposal. Common shareholders may not act without a meeting.

Actions at our shareholders’ meetings may generally be taken by affirmative vote of the majority of the shareholders present in person or by proxy. In general, our Articles of Association do not require a minimum quorum to conduct business at our shareholders’ meeting. Certain actions, however, such as dismissal of a member of the management board or the supervisory board, may only be taken by affirmative vote of at least two thirds of the votes cast, which majority must represent in the aggregate at least half of the issued share capital, unless the dismissal has been proposed by the supervisory board. Also, certain actions, such as an amendment to the Articles of Association or our dissolution, may only be taken upon a proposal by the management board and the supervisory board.

In the case of a vote to appoint a person to office, the Articles of Association provide for a second ballot if no nominee receives a majority of the votes. If no nominee receives a majority on the second ballot, the Articles provide a procedure for a run-off ballot. If no decision is reached because the same number of votes is cast on the run-off ballot, the appointment is decided by drawing lots. In the case of a tie on subjects other than appointments, the proposal will be rejected.

Shareholders have the power to reduce the outstanding capital by canceling shares or by reducing the par value of the shares in an amendment to the Articles of Association. If the reduction of capital would impair a group or class of shareholders, the decision thereto also requires such approval from that impaired group. If less than half of the issued shares are represented at a shareholders meeting, adoption of such a decision requires approval of two-thirds of the relevant votes cast.

Adoption of Annual Accounts

Our auditors must be appointed by the general meeting of shareholders. After appointment, the auditors report to the supervisory board and the management board; however, the balance sheet, the income statement and the notes thereto are subject to revisions and final adoption by the shareholders.

Annually, our consolidated statutory accounts are submitted to the general meeting of shareholders for adoption. After the proposal to adopt the annual accounts has been addressed by the general meeting, it is proposed to the general meeting to discharge the management board and the supervisory board from liability for the performance of their respective duties for the past financial year. Under Netherlands law, this discharge is not absolute and will not be effective as to matters not disclosed to the shareholders.

Liquidation Rights

In the event of our dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be distributed first to the preference shareholders and then to the preferential financing shareholders to the extent of the amount paid for such shares. Holders of common shares are entitled to receive, in the event of our liquidation, prorated distributions of assets after satisfaction of liabilities to creditors and preference and preferential financing shareholders.

Issues of Shares; Preemptive Rights

Our management board has the power to issue, set the price and determine other conditions to the issuance of common, preference and preferential financing shares if and to the extent that it has been authorized for this purpose by the general meeting of shareholders. The class of shares that will be affected negatively by a shareholder resolution to issue shares or a shareholder resolution to give the management board the power to issue shares must approve such a resolution. A resolution authorizing the management board to issue, set the price and determine other conditions of the issuance of shares was approved at the 2004 annual general meeting of shareholders for a period of 18 months beginning May 10, 2004. The management board, however, can only authorize an issuance, including the price and other conditions thereof, with the approval of the supervisory board. At the 2004 annual general meeting our management board was authorized to issue, in the aggregate, up to 10% of the outstanding common stock and preferential financing shares in all circumstances other than in connection with acquisitions, up to 20% thereof in connection with acquisitions and up to 50% of the issued share capital in respect of the preference shares. At an extraordinary general meeting of shareholders held December 21, 2004, that authorization was extended to allow the management board to issue, in the aggregate, up to 20% of the outstanding common stock and preferential financing shares for general purposes and 30% of our outstanding stock for common shares and preferential financing shares available for issuance in connection with an acquisition. In addition, the general meeting authorized the management board to issue shares of common stock and to exclude pre-emptive rights relating to such shares in connection with the conversion of any of the Company’s 4 ¼% Convertible Subordinated Notes due 2011.

Common and preferential financing shareholders have a pro rata preemptive right to any newly issued common shares and preferential financing shares and any rights or options to acquire such shares in proportion to the shareholders’ percentage ownership, unless issued for a contribution other than cash or in the case of common shares issued to our employees or our affiliates’ employees. The management board has been authorized for a period of 18 months beginning May 10, 2004 to limit or exclude such pre-emptive rights in connection with each separate issuance during such 18-month period.

The preemptive rights described above apply to the issuances of rights to subscribe for common shares and preferential financing shares.

There are no conversion rights or sinking fund provisions with respect to our shares.

Repurchase and Cancellation of Shares

We may repurchase our shares, subject to compliance with certain Netherlands law requirements, and provided the aggregate par value of the shares we acquire, hold or hold in pledge and which are held by subsidiaries at any one time amounts to no more than one-tenth of our issued share capital. Shares we own are not counted in any vote of the shareholders. Any resolution to repurchase our shares must be adopted by the management board, which must be authorized by the general meeting of shareholders. On May 10, 2004, the general meeting of shareholders authorized the management board, for a period of eighteen months to repurchase up to 10% of our issued share capital. We may resell shares we have purchased, subject to approval of the supervisory board. As of March 15, 2005, we own no shares.

Stock Option Plan

For a description of our stock option plan, see Note L of the notes to our consolidated financial statements filed with our Annual Report on Form 20-F for the year ended December 31, 2003.

Amendment of Articles of Association

Our Articles of Association may only be amended by shareholder resolution passed by a majority of votes present at a general meeting of the shareholders, upon a proposal by the management board and the supervisory board. Applicable Netherlands law does not require the approval of the management or supervisory boards to amend the Articles of Association.

Limitations on Right to Hold or Vote the Common Shares

There are currently no limitations imposed by Netherlands law or by our Articles of Association on the right of non-resident owners to own, hold or vote the common shares.

Transfer Agent and Registrar

Of our 52,618,073 common shares outstanding as of February 24, 2005, 9,064,039 shares are registered with us in the Netherlands, 30,926,157 shares are registered with our transfer agent in the Netherlands, ABN AMRO Bank N.V. (Corporate Actions), Breda, the Netherlands, and 12,627,877 shares are registered with our transfer agent in the United States, Citibank, N.A., New York.

In the Netherlands, our common shares can be issued as either bearer shares or registered shares at the option of the shareholder. Preferential financing shares and preference shares must be registered shares. Only shares registered in the United States may be traded on the Nasdaq National Market and only bearer shares may be traded on the Euronext Amsterdam stock exchange.

Registered shares in the United States are recorded in book-entry form. Registered shares may be evidenced by certificates, but only if the relevant stock exchange upon which the shares are traded requires the issuance of a share certificate. Bearer shares are represented by certificates printed in Dutch with a dividend sheet attached without separate dividend coupons and talon. These certificates are known as CF-certificates and are available in denominations of 1, 10, 100, 10,000 and 100,000 common shares. The CF-certificates must remain deposited with an authorized custodian as referred to in the Dutch ‘Centrum voor Fondsenadministratie’ rules and may only be transferred through the book-entry transfer systems maintained by Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., or NECIGEF, Euroclear or Clearstream, Luxembourg.

The transfer of registered shares requires the written acknowledgment of the transfer from us, except when we are a party to the transfer or, in the case of registered shares in the United States, the acknowledgment of the United States transfer agent Citibank, N.A., New York.

Bearer shares may be converted into registered shares, and vice versa at the request of the holder, subject to the rules and regulations to be set by our management board. A holder may convert bearer shares to registered shares by providing a written request and surrendering the bearer shares at the office of ABN AMRO Bank N.V., (Corporate Actions), Breda, the Netherlands. ABN AMRO Bank, N.V. will instruct Citibank N.A., New York to issue the former bearer shares as registered shares and to deliver the corresponding share certificates. Similarly, a holder may convert registered shares to bearer shares by presenting a written request and surrendering the registered shares to Citibank, N.A., New York. Registered shares registered in the United States may also be exchanged into shares in registered form registered with us and vice versa. A fee will be charged to shareholders for the exchange of registered shares for bearer shares, and for the reverse.

Euroclear and Clearstream, Luxembourg

Euroclear eligible shares are freely transferable in Euroclear. The Euroclear system holds securities on behalf of participants of Euroclear. All participants of Euroclear are banks, broker-dealers and other financial institutions. The operator has information about the positions held by the various participants; however, it has no knowledge of, or information on, the beneficial holders or owners of the securities in question. Under the general principles of the Belgian Banking Secrecy rules, the operator may not disclose any information about a participant’s account or positions in such account without having first obtained the participant’s prior written authorization. Euroclear participants are not likely to authorize disclosure of such information. Therefore, no ownership nor any transfer restrictions will be monitored by the operator.

Clearstream, Luxembourg (formerly also known as Cedel) eligible securities are freely transferable in Clearstream, Luxembourg. Clearstream, Luxembourg holds securities on behalf of customers of Clearstream, Luxembourg. All customers of Clearstream, Luxembourg are banks, broker-dealers and other financial institutions. Clearstream, Luxembourg has information about the positions held by the various customers; however, it has no knowledge of, or information on, the beneficial holders or owners of the securities in question. Under general principles of Luxembourg Banking Secrecy Law, Clearstream, Luxembourg may not disclose any information about a customer’s account or positions in such account without having first obtained such customer’s prior written authorization. Clearstream, Luxembourg customers are not likely to authorize disclosure of such information. Therefore, no ownership nor any transfer restrictions will be monitored by Clearstream, Luxembourg.

Obligations of Shareholders to Disclose Holdings and Transactions

Under the 1996 Disclosure of Holdings Act (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996) any person who, directly or indirectly, acquires or disposes of an interest in the capital or the voting rights of a public limited liability company incorporated under Dutch law with an official listing on a stock exchange within the European Economic Area must give a written notice of such acquisition or disposal, if as a result of such acquisition or disposal the percentage of capital interest or voting rights held by such person falls within another percentage range as compared to the percentage range held by such person prior to such acquisition or disposal. The percentage ranges referred to in the 1996 Disclosure of Holdings Act are 0-5, 5-10, 10-25, 25-50, 50-66 2/3 and over 66 2/3.

Regulations under the Dutch 1995 Act on the Supervision of the Securities Trade (Wet toezicht effectenverkeer 1995) regarding insider trading provide, among other things, for an additional notification duty for shareholders holding, directly or indirectly, an interest in more than 25% of the capital in a listed company. Such shareholders are obliged to notify the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten or AFM) of any and all transactions they enter into with respect to securities of a company in which they hold an interest of more than 25%. If a shareholder with more than a 25% interest is a legal entity and not an individual, the obligation applies to the managing directors and supervisory directors of the legal entity.

Notification in writing under the 1996 Disclosure of Holdings Act must be given to us and the AFM, which will disclose the information as notified to the public by publication in a newspaper distributed throughout the member state or states of the European Economic Area in which we are officially listed on a stock exchange.

Non-compliance with the obligations of the 1996 Disclosure of Holdings Act constitutes an economic offense, and may result in civil penalties including suspension of voting rights and administrative penalties, as well as criminal sanctions.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference into Forms F-3 nos. 333-11234, 333-08080, 333-11502 and 333-107339 and Forms S-8 nos. 333-87262, 33-07111, 33-07109, 33-6184, 33-6185, 33-6186, 33-78628, 33-93026 and 333-11060 filed with the U.S. Securities and Exchange Commission.

EXHIBITS

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASM INTERNATIONAL N.V.

Date: March 24, 2005

By:	/s/ Arthur H. del Prado
Arthur H. del Prado
President and CEO